

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3561

January 14, 2010

By U.S. mail and facsimile

Ms. Zheng Luo
Chief Executive Officer
Omnialuo, Inc.
Room 101, Building E6
Huaqiaocheng East Industrial Park
Nanshan District, Shenzhen 518053
The People's Republic of China

Re: OmniaLuo, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 31, 2009
File No. 000-52040

Dear Ms. Luo:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services

Cc: via fax number 86-21-6165-1799
Ms. Laura Luo
Wilson Sonsini Goodrich & Rosati